

January 28, 2014

Via E-Mail
Mr. David Cutler
Chief Financial Officer
U.S. Precious Metals, Inc.
176 Route 9 North, Suite 306
Marlboro, NJ 07728

> **Re:** **U.S. Precious Metals, Inc.**
> **Form 10-K for the Fiscal Year Ended May 31, 2013**
> **Filed September 13, 2013**
> **Form 8-K Filed January 15, 2014**
> **File No. 000-50703**

Dear Mr. Cutler:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended May 31, 2013

Item 1. Business, page 3

1.   In future filings please insert a small-scale map showing the location and access to each property, as suggested in paragraph (b)(2) to Industry Guide 7.

2.   In certain instances we note the use of the term ore in your disclosure. Please note that pursuant to paragraph (a)(1) of Industry Guide the term ore is synonymous with the term reserve. Please revise future filings to remove the term ore. You may wish to consider using a tern such as mineralization or mineralized materials.

3.   Please forward to our engineer, as supplemental information and not as part of your filing, the technical report that defines your mineralized materials, pursuant to paragraph (c) of Industry Guide 7. Please provide this information on a CD, formatted as Adobe PDF files. You may ask to have this information returned by making a written request at the time it is furnished, as provided in Rule 12b-4 of Regulation 12B.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations , Page 31

4.   We note your disclosure regarding the phased exploration plan associated with your May 22, 2013 agreement with Mesa Acquisitions Group, LLC. Please explain the information that you intend to obtain through satellite imaging and tell us if plan to establish mineral reserves through a final bankable feasibility study prior to extraction activities. If necessary, revise future filings in regards to your exploration plans.

Item 9A. Controls and Procedures, page 36

5.   We note your conclusion indicating that your disclosure controls and procedures were effective as of May 31, 2013. Considering your conclusion that your internal control over financial reporting was not effective as of May 31, 2013, please tell us how you determined that your disclosure controls and procedures were effective as of May 31, 2013.

6.   We note your conclusion indicating that your internal control over financial reporting was not effective as of May 31, 2013. Please include disclosure of any material weaknesses identified by management in reaching this conclusion to comply with Item 308(a)(3) of Regulation S-K.

Financial Statements and Supplementary Data, page 50

Report of Independent Registered Public Accounting Firm, page 51

7.   We note that the report provided by your independent auditor is dated September 13, 2012, a date prior to your most recent balance sheet date. Please advise or file an amended report with the correct date.

Form 8-K Filed January 15, 2014

Item 8.01 Other Events, page 2

Item 9.01 Financial Statements and Exhibits, page 2

EX-99.1

8.   We note your reference to new areas of high intensity gold reserves in materials that you have filed with the United States Securities and Exchange Commission. Please clarify if your property in Mexico has a mineral reserve estimate.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
        In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Julie Marlowe at (202) 551-5395 or Craig Arakawa at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman, Mining Engineer, at (202) 551-3610 if you have questions regarding engineering comments.

                                                Sincerely,

                                                /s/Tia L. Jenkins

                                                Tia L. Jenkins
                                                Senior Assistant Chief Accountant
                                                Office of Beverages, Apparel, and
                                                Mining